FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of          December                            , 2003

Australia and New Zealand Banking Group Limited

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     ☒       Form 40-F     ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand Banking Group Limited
(Registrant)

	By:	/s/ Garry White
Assistant Company Secretary

Date 21 January 2004

2

Deputy Group General Counsel & Company Secretary

Australia and New Zealand Banking Group Limited
Level 6, 100 Queen Street
Melbourne, VIC 3000
Phone 61 3 9273 4950
Fax 61 3 9273 0552
www.anz.com

23 December 2003

Company Announcements
Australian Stock Exchange
Level 10, 20 Bond Street
SYDNEY NSW 2000

Appendix 3Y – Rights Issue Acceptances

The attached Appendix 3Y notices disclose shares acquired by directors of ANZ by way of acceptance of the 2 for 11 renounceable rights issue of ordinary shares pursuant to the prospectus dated 24 October 2003.

Tim Paine
Company Secretary

1

Appendix 3Y

Change of Director’s Interest Notice

Name of entity	Australia and New Zealand Banking Group Limited
ABN	11 005 357 522

We Australia and New Zealand Banking Group Limited give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Charles Barrington Goode
Date of last Notice	4 November 2003

Part 1 – Change of director’s relevant interest in securities

Direct			160,732
Indirect interest:			254,417
Nature of indirect interest
• Ravenscourt Pty Ltd	ordinary shares	162,565
• ANZEST Pty Ltd	ordinary shares	91,852
(Director’s Share Plan “DSP”)
	Total	254,417
Date of change:	28 November 2003
No of securities held prior to change:			415,149
Class:	Ordinary Shares
Number acquired (Direct and Indirect):
• Direct
• by exercise of rights on direct holding		29,224
• by exercise of rights on DSP holding		16,701
• Ravenscourt Pty Ltd (by exercise of rights)		29,558
	Total	75,483
Number disposed of:	N/a
Nature of change	Shares acquired under the 2 for 11 renounceable rights issue of ordinary shares pursuant to the prospectus dated 24 October 2003
Value/Consideration	$981,279
Number of securities held after change:
Direct – Increased (by 45,925)			45,925
Indirect – Increased (by 29,558)			29,558
Total of interest			490,632

Part 2 – Change of director’s interests in contracts - Nil

Tim Paine
Company Secretary
Australia and New Zealand Banking Group Limited
23 December 2003

1

Name of entity	Australia and New Zealand Banking Group Limited
ABN	11 005 357 522

Australia and New Zealand Banking Group Limited gives ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr John McFarlane
Date of last Notice	19 November 2003

Part 1 – Change of director’s relevant interest in securities

Ordinary Shares:

Direct interest			513,000
Indirect interest			760,458
Nature of indirect interest	Number & Class of Securities
• Bank of New York (as nominee for Self Invested Personal Pension Scheme)	ordinary shares	245,000
• ANZEST Pty Ltd
• ANZ Employee Share Acquisition Plan (ESAP)	ordinary shares	87,190
• ANZ Directors’ Share Plan (DSP)	ordinary shares	428,268
	Total	760,458
No of securities held prior to change			1,273,458
Date of change	28 November 2003
Class	Ordinary Shares
Number acquired (Direct and Indirect)
• Direct
• by exercise of rights on direct holding		101,273
• by exercise of rights on ESAP holding		15,853
• by exercise of rights on DSP holding		74,236
• Bank of New York (as nominee for Self Invested Personal Pension Scheme)		34,445
	Total	225,807
Number disposed of	N/a
Nature of Change	Shares acquired under the 2 for 11 renounceable rights issue of ordinary shares pursuant to the prospectus dated 24 October 2003.
Value/Consideration	$2,935,491
Number of securities held after change
Direct Interest – Increased (by 191,362)			191,362
Indirect Interest – Increased (by 34,445)			34,445
Total of Interest			1,499,265

1

Options over unissued ordinary shares:

Direct Interest		2,750,000
Indirect Interest	N/a
No of securities held prior to change	N/a
Date of change	N/a
Class	N/a
Number acquired – Direct Interest	N/a
Number disposed of	N/a
Nature of Change	N/a
Value/Consideration	N/a
Number of securities held after change	N/a
Direct Interest – Increased	N/a
Indirect Interest – Unchanged	N/a
Total of Interest		2,750,000

Part 2 – Change of director’s interests in contracts - Nil

Tim Paine
Company Secretary
Australia and New Zealand Banking Group Limited

23 December 2003

2

Name of entity	Australia and New Zealand Banking Group Limited
ABN	11 005 357 522

We Australia and New Zealand Banking Group Limited give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr John Christian Dahlsen
Date of last Notice	08 February 2002

Part 1 – Change of director’s relevant interest in securities

Direct			58,500
Indirect interest:			33,400
Nature of Indirect Interest:
John Dahlsen Superannuation Fund	ordinary shares	33,400

	Total	33,400
Date of change:	28 November 2003
No of securities held prior to change:			91,900
Class:	Ordinary Shares
Number acquired (Direct and Indirect):
• Direct		9,091
• John Dahlsen Superannuation Fund		6,073

	Total	15,164
Number disposed:	N/a
Nature of change	Shares acquired under the 2 for 11 renounceable rights issue of ordinary shares pursuant to the prospectus dated 24 October 2003
Value/Consideration	$197,132
Number of securities held after change:
Direct – Increased (by 9,091)			9,091
Indirect – Increased (by 6,073)			6,073

Total of Interest			107,064

Part 2 – Change of director’s interests in contracts - Nil

Tim Paine
Company Secretary
Australia and New Zealand Banking Group Limited
23 December 2003

1

Name of entity	Australia and New Zealand Banking Group Limited
ABN	11 005 357 522

We Australia and New Zealand Banking Group Limited give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Dr Roderick Sheldon Deane
Date of last Notice	08 February 2002

Part 1 – Change of director’s relevant interest in securities

Direct		75,000
Nature of indirect interest	N/a
Date of change:	28 November 2003
No of securities held prior to change:		75,000
Class:	Ordinary Shares
Number acquired (Direct):	364
Number disposed:	N/a
Nature of change	Shares acquired under the 2 for 11 renounceable rights issue of ordinary shares pursuant to the prospectus dated 24 October 2003
Value/Consideration	$4,732
Number of securities held after change:
Direct – Increased (by 364)		364
Indirect – Unchanged
Total of Interest		75,364

Part 2 – Change of director’s interests in contracts - Nil

Tim Paine
Company Secretary
Australia and New Zealand Banking Group Limited
23 December 2003

1

Name of entity	Australia and New Zealand Banking Group Limited
ABN	11 005 357 522

We Australia and New Zealand Banking Group Limited give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Jeremy Kitson Ellis
Date of last Notice	04 November 2003

Part 1 – Change of director’s relevant interest in securities

Direct		53,911
Indirect interest:		10,287
Nature of indirect interest	N/A
Date of change:	28 October 2003
No of securities held prior to change:
• Direct		53,911
• Annie Oceana Pty Ltd (Ellis Super Fund A/c)		5,500
• ANZEST Pty Ltd		4,787
(Director’s Share Plan “DSP”)
	Total	64,198
Class:	Ordinary Shares
Number acquired (Indirect Interest):

• Annie Oceana Pty Ltd (Ellis Super Fund A/c)	Ordinary Shares	5,000

	Total	5,000
Number disposed:	N/a
Nature of change	On-Market Trade
Value/Consideration	$90,300.00
Number of securities held after change:
Direct – Unchanged (at 53,911)
Indirect – Increased (by 5,000)
		5,000
		69,198

Part 2 – Change of director’s interests in contracts - Nil

Tim Paine
Company Secretary
Australia and New Zealand Banking Group Limited
23 December 2003

1

Name of entity	Australia and New Zealand Banking Group Limited
ABN	11 005 357 522

We Australia and New Zealand Banking Group Limited give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Jeremy Kitson Ellis
Date of last Notice	04 November 2003

Part 1 – Change of director’s relevant interest in securities

Direct			53,911
Indirect interest:			15,287
Nature of indirect interest
• Annie Oceana Pty Ltd (Ellis Super Fund A/c)	ordinary shares	10,500
• ANZEST Pty Ltd	ordinary shares	4,787
(Director’s Share Plan “DSP”)
	Total	15,287
Date of change:	28 November 2003
No of securities held prior to change:			69,198
Class:	Ordinary Shares
Number acquired (Direct and Indirect):
• Direct
• by exercise of rights on direct holding		9,802
• by exercise of rights on DSP holding		871
• Annie Oceana Pty Ltd (Ellis Super Fund A/c) by exercise of rights		1,910
	Total	12,583
Number disposed:	N/a
Nature of change	Shares acquired under the 2 for 11 renounceable rights issue of ordinary shares pursuant to the prospectus dated 24 October 2003
Value/Consideration	$163,579
Number of securities held after change:
Direct – Increased (by 10,673)			10,673
Indirect – Increased (by 1910)			1910
Total of Interest			81,781

Part 2 – Change of director’s inte rests in contracts - Nil

Tim Paine
Company Secretary
Australia and New Zealand Banking Group Limited
23 December 2003

1

Name of entity	Australia and New Zealand Banking Group Limited
ABN	11 005 357 522

We Australia and New Zealand Banking Group Limited give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ms Margaret Anne Jackson
Date of last Notice	07 July 2003

Part 1 – Change of director’s relevant interest in securities

Direct			68,254
Indirect interest:			9,182
Nature of Indirect Interest:
• Graemar Nominees Pty Ltd	ordinary shares	7,974
• ANZEST Pty Ltd	ordinary shares	1,208
(Director’s Share Plan “DSP”)	Total	9,182

Date of change:	28 November 2003
No of securities held prior to change:			77,436
Class:	Ordinary Shares
Number acquired (Direct and Indirect):
• Direct		12,411
• Graemar Nominees Pty Ltd		1,450

	Total	13,861
Number disposed:	N/a
Nature of change	Shares acquired under the 2 for 11 renounceable rights issue of ordinary shares pursuant to the prospectus dated 24 October 2003
Value/Consideration	$180,193
Number of securities held after change:
Direct – Increased (by 12,411)			12,411
Indirect – Increased (by 1,450)			1,450

Total of Interest			91,297

Part 2 – Change of director’s interests in contracts - Nil

Tim Paine
Company Secretary
Australia and New Zealand Banking Group Limited
23 December 2003

1

Name of entity	Australia and New Zealand Banking Group Limited
ABN	11 005 357 522

We Australia and New Zealand Banking Group Limited give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr David Michael Gonski
Date of last Notice	19 November 2003

Part 1 – Change of director’s relevant interest in securities

Direct			2,099
Indirect interest:			50,000
Nature of Indirect Interest:
• Pajton Pty Limited as trustee for DMG Super Fund	ordinary shares	25,000
• Sarai Pty Limited (a company controlled by Mr Gonski)	ordinary shares	25,000
	Total	50,000
Date of change:	28 November 2003
No of securities held prior to change:			52,099
Class:	Ordinary Shares
Number acquired (Direct):		382
Number disposed:	N/a
Nature of change	Shares acquired under the 2 for 11 renounceable rights issue of ordinary shares pursuant to the prospectus dated 24 October 2003
Value/Consideration	$4,966
Number of securities held after change:
Direct – Increased (by 382)			382
Indirect – Unchanged

Total of Interest			52,481

Part 2 – Change of director’s interests in contracts - Nil

Tim Paine
Company Secretary
Australia and New Zealand Banking Group Limited
23 December 2003

1

Name of entity	Australia and New Zealand Banking Group Limited
ABN	11 005 357 522

We Australia and New Zealand Banking Group Limited give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr David Michael Gonski
Date of last Notice	23 December 2003

Part 1 – Change of director’s relevant interest in securities

Direct			2,481
Indirect interest:			50,000
Nature of Indirect Interest:
• Pajton Pty Limited as trustee for DMG Super Fund	ordinary shares	25,000
• Sarai Pty Limited (a company controlled by Mr Gonski)	ordinary shares	25,000
	Total	50,000
Date of change:	19 December 2003
No of securities held prior to change:			52,481
Class:	Ordinary Shares
Number acquired (Direct):		64
Number disposed:	N/a
Nature of change	Shares acquired under Dividend Re-Investment Plan.
Value/Consideration	$1,063.04
Number of securities held after change:
Direct – Increased (by 64)			64
Indirect – Unchanged

Total of Interest			52,545

Part 2 – Change of director’s interests in contracts - Nil

Tim Paine
Company Secretary
Australia and New Zealand Banking Group Limited
24 December 2003

1

Name of entity	Australia and New Zealand Banking Group Limited
ABN	11 005 357 522

We Australia and New Zealand Banking Group Limited give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Charles Barrington Goode
Date of last Notice	23 December 2003

Part 1 – Change of director’s relevant interest in securities

Direct			206,657
Indirect interest:			283,975
Nature of indirect interest
• Ravenscourt Pty Ltd	ordinary shares	192,123
• ANZEST Pty Ltd	ordinary shares	91,852
(Director’s Share Plan “DSP”)
	Total	283,975
Date of change:	19 December 2003
No of securities held prior to change:			490,632
Class:	Ordinary Shares
Number acquired (Direct and Indirect):
• Direct
• C.B Goode		1,535
• Ravenscourt Pty Ltd		155
• ANZEST Pty Ltd
• Directors’ Share Plan		1,535
• Indirect
• Ravenscourt Pty Ltd		1,380
	Total	4,605
Number disposed of:	N/a
Nature of change	Shares acquired under Dividend Re-Investment Plan.

Value/Consideration	$76,489.05
Number of securities held after change:
Direct – Increased (by 3,225)			3,225
Indirect – Increased (by 1,380)			1,380
Total of interest			495,237

Part 2 – Change of director’s interests in contracts - Nil

Tim Paine
Company Secretary
Australia and New Zealand Banking Group Limited
24 December 2003

1

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96.  Origin: Appendix 5.  Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

ABN

11 005 357 522

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares

2	Number of +securities issued or to be issued (if known) ormaximum number which may be issued	4,935,619

3

Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

		4,935,619 Fully Paid Shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	Yes, pari passu with existing ordinary shares

	If the additional securities do not rank equally, please state:
	• the date from which they do
	• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
	• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interestpayment

+ See chapter 19 for defined terms.

5	Issue price or consideration	927,439 shares	at Nil consideration
		7,500 shares	at $10.48 each
		2,000 shares	at $10.72 each
		2,500 shares	at $12.03 each
		8,925 shares	at $12.98 each
		40,000 shares	at $13.62 each
		25,110 shares	at $13.91 each
		7,750 shares	at $14.20 each
		4,500 shares	at $16.33 each
		3,909,659 shares	at $16.61 each
		185 shares	at $17.34 each
		41 shares	at $17.60 each
		10 shares	at $18.03 each

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	98,521 shares issued on exercise of options. 3,909,659 shares issued under the Dividend Re-investment Plan. 927,439 shares issued under Bonus Option Plan.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	5,875 shares	10 December 2003
		2,250 shares	11 December 2003
		2,750 shares	15 December 2003
		3,360 shares	17 December 2003
		10,750 shares	18 December 2003
		4,881,473 shares	19 December 2003
		2,051 shares	22 December 2003
		2,625 shares	23 December 2003
		2,750 shares	24 December 2003
		750 shares	29 December 2003
		3,050 shares	30 December 2003
		4,750 shares	31 December 2003
		1,500 shares	02 January 2004
		11,685 shares	05 January 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	1,805,390,205	Ordinary fully paid
		10,000,000	2003 ANZ Stapled Exchangeable Preferred Securities

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	39,766,087	Options on issue
		350,000	2003 Redeemable Preference Shares.
		750,000	2003 Redeemable Preference Shares (Series 2).

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☒ Securities described in Part 1

(b)	☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

to indicate you are providing the information or documents

35	☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37	☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)
(now go to 43)
All entities Fees

43	Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

Quotation agreement

1                                         +Quotation of our additional +securities is in ASX’s absolute discretion.  ASX may quote the +securities on any conditions it decides.

2                                         We warrant the following to ASX.

•                                          The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•                                          There is no reason why those +securities should not be granted +quotation.

•                                          An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•                                          Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•                                          We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•                                          If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3                                         We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4                                         We give ASX the information and documents required by this form.  If any information or document not available now, will give it to ASX before +quotation of the +securities begins.  We acknowledge that ASX is relying on the information and documents.  We warrant that they are (will be) true and complete.

Sign here:		Date: 12 January 2004
Secretary

Print name:	Karen Ka-Leng Phillips

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96.  Origin: Appendix 5.  Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

ABN

11 005 357 522

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of + securities issued or to be issued	Options to subscribe for ordinary shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,000,000

3

Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

1,000,000 unlisted options exercisable after 31 December 2005 and before the close of business on 31 December 2008 (after which date the options will lapse), at an exercise price of $17.48. Half of the options granted may only be exercised once the ANZ Total Shareholder Return (‘ANZ TSR’) calculated over the period commencing on the date of grant and ending on the last day of any month after the second anniversary of their date of grant (the ‘relevant period’) exceeds the percentage change in the S&P/ASX 200 Banks (Industry Group) Accumulation Index over that same period and the other half may only be exercised once the ANZ TSR calculated over the relevant period exceeds the S&P 100 Accumulation Index over that same period.

4	Do the +securities rank equally in all respects from the date of allotment with an existing + class of quoted +securities?

Inapplicable, as no ANZ options are currently listed, save that in the event of exercise, the resulting ordinary shares issued will rank equally in all respects from the date of allotment with the existing class of quoted securities.

	If the additional securities do not rank equally, please state:
	• the date from which they do
	• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
	the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

+ See chapter 19 for defined terms.

5	Issue price or consideration	Issued to Mr John McFarlane, Chief Executive Officer of Australia and New Zealand Banking Group Limited as part of performance incentive.

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	As above

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1,000,000 options	31 December 2003

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	1,805,390,205	Ordinary fully paid
		10,000,000	2003 ANZ Stapled Exchangeable Preferred Securities

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	39,766,087	Options on issue
		350,000	2003 Redeemable Preference Shares.
		750,000	2003 Redeemable Preference Shares (Series 2).

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.
Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

+ See chapter 19 for defined terms.

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☐	Securities described in Part 1

(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

(now go to 43)

All entities Fees

43	Payment method (tick one)

	☐	Cheque attached

	☐	Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

	☒	Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

Quotation agreement

1                                          +Quotation of our additional +securities is in ASX’s absolute discretion.  ASX may quote the +securities on any conditions it decides.

2                                          We warrant the following to ASX.

•                                          The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•                                          There is no reason why those +securities should not be granted +quotation.

•                                          An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note:  An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•                                          Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•                                          We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•                                          If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3                                          We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4                                          We give ASX the information and documents required by this form.  If any information or document not available now, will give it to ASX before +quotation of the +securities begins.  We acknowledge that ASX is relying on the information and documents.  We warrant that they are (will be) true and complete.

Sign here:		Date: 12 January 2004
Secretary

Print name:	Karen Ka-Leng Phillips

Appendix 3Y

Change of Director’s Interest Notice

Name of entity	Australia and New Zealand Banking Group Limited
ABN	11 005 357 522

Australia and New Zealand Banking Group Limited gives ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr John McFarlane
Date of last Notice	23 December 2003

Part 1 – Change of director’s relevant interest in securities

Ordinary Shares:

Direct interest			704,362
Indirect interest			794,903
Nature of indirect interest	Number & Class of Securities
• Bank of New York (as nominee for Self Invested Personal Pension Scheme)	ordinary shares	279,445
• ANZEST Pty Ltd
• ANZ Employee Share Acquisition Plan (ESAP)	ordinary shares	87,190
• ANZ Directors’ Share Plan (DSP)	ordinary shares	428,268
	Total	794,903
No of securities held prior to change			1,499,265
Date of change	N/a
Class	N/a
Number acquired (Direct and Indirect)	N/a
Number disposed of	N/a
Nature of Change	N/a
Value/Consideration	N/a
Number of securities held after change	N/a
Total of Interest			1,499,265

Options over unissued ordinary shares:

Direct Interest		2,750,000
Indirect Interest		Nil
No of securities held prior to change		2,750,000
Date of change	31 December 2003
Class	Option over unissued shares
Number acquired – Direct Interest		1,000,000
Number disposed of		Nil
Nature of Change	Grant of options in accordance with resolution of shareholders at 2001 Annual General Meeting.
Value/Consideration		Nil consideration

1

Number of securities held after change Direct Interest – (Increased by 1,000,000) Indirect Interest – Unchanged	N/a
Total of Interest		3,750,000

Part 2 – Change of director’s interests in contracts - Nil

Karen Ka-Leng Phillips
Company Secretary
Australia and New Zealand Banking Group Limited

12 January 2004

2